UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 December 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Moody’s changes TCNZ’s rating outlook to stable from negative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 December 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

December 1, 2011

Moody’s changes TCNZ’s rating outlook to stable from negative

Moody’s Investors Service has today affirmed Telecom Corporation of New Zealand’s A3 senior unsecured long-term rating and P-2 short term rating.

At the same time the outlook was changed from negative to stable.

Moody’s statement is attached.

- ends –

For more information, contact:

Ian Bonnar 027 215 7564

Announcement: Moody’s changes TCNZ’s rating outlook to stable from negative

Global Credit Research - 01 Dec 2011

Approximately US$ 0.9 billion of debt securities affected

Sydney, December 01, 2011 – Moody’s Investors Service has today affirmed Telecom Corporation of New Zealand’s (TCNZ) A3 senior unsecured long-term rating and P-2 short term rating. At the same time the outlook was changed from negative to stable.

RATINGS RATIONALE

Affirmation of TCNZ’s ratings and change in the outlook back to stable follows TCNZ’s announcement that it has now concluded the structural separation - via a demerger - of its access network business Chorus Limited (Chorus; Baa2/stable) from its own businesses.

“The change in outlook to stable reflects the de-leveraging initiative post demerger through the transfer of debt to Chorus, and which will materially strengthen TCNZ’s capital structure and debt coverage metrics” says Ian Lewis, a Moody’s Vice President and Senior Credit Officer, adding “In our view, the benefit to the credit profile derived from the deleveraging offsets the impact of lower earnings stream and higher business risk under TCNZ’s new structure”.

“At the same time, the effective loss of TCNZ’s core monopoly asset - its copper access network - will materially weaken the earnings and cashflows of the telco”, says Lewis who is also Lead Analyst for the company. “We expect TCNZ’s new financial profile to be commensurate with its changed operating profile that now reflects an overall weakened business model, though counter-balanced to an extent, by a now significantly reduced regulatory impost which had been clouding TCNZ’s credit profile. We expect that gross adjusted Debt/EBITDA will peak through the cycle at no more than 1.5x but will more generally operate in the low 1.0x range,” says Lewis.

“While we anticipate that operating conditions will remain extremely competitive for TCNZ, we expect the company to adopt appropriate financial policies for its A3/P-2 ratings and should competitive conditions or performance deteriorate - which is not our central scenario for the company - adjust its financial profile and policies accordingly”.

The outlook is stable reflecting a degree of flexibility now within TCNZ’s ratings to manage the competitive and other challenges in the company’s operating environment.

What Could Change the Rating - Up

Moody’s does not anticipate that upward rating pressure will be a factor for the ratings in the short or medium term and until TCNZ has established a clear track record in its new demerged form.

What Could Change the Rating - Down

On the other hand downward rating pressure could occur should TCNZ experience sustained or intensified competitive pressures or other challenges which lead to earnings disappointment or should the company fail to adequately control its costs and or capex. Decisions to embark upon major debt funded capital initiatives – for example in acquisition of 4G spectrum – would also be likely to place pressure on the company’s financial profile. Indicators that Moody’s would look for could include Debt / EBITDA rising to 1.5x, EBITDA Margin falling below 25% on a sustained basis, or protracted negative Free Cash Flow.

The principal methodology used in rating Telecom Corporation of New Zealand Limited was the Global Telecommunications Industry Methodology published in December 2010. Please see the Credit Policy page on www.moodys.com for a copy of this methodology.

REGULATORY DISCLOSURES

Moody’s considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody’s adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Please see Moody’s Rating Symbols and Definitions on the Rating Process page on www.moodys.com for further information on the meaning of each rating category and the definition of default and recovery.

Please see ratings tab on the issuer/entity page on www.moodys.com for the last rating action and the rating history. The date on which some ratings were first released goes back to a time before Moody’s ratings were fully digitized and accurate data may not be available. Consequently, Moody’s provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Ian Lewis

VP - Senior Credit Officer

Corporate Finance Group

Moody’s Investors Service Pty. Ltd.

Level 10

1 O’Connell Street

Sydney NSW 2000

Australia

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

Terry Fanous

Managing Director

Corporate Finance Group

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

Releasing Office:

Moody’s Investors Service Pty. Ltd.

Level 10

1 O’Connell Street

Sydney NSW 2000

Australia

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

© 2011 Moody’s Investors Service, Inc. and/or its licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY’S INVESTORS SERVICE, INC. (“MIS”) AND ITS AFFILIATES ARE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY’S (“MOODY’S PUBLICATIONS”) MAY INCLUDE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY’S OPINIONS INCLUDED IN MOODY’S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS AND MOODY’S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY’S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY’S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY’S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody’s considers to be reliable, including, when appropriate, independent third-party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The ratings, financial reporting analysis, projections, and other observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each user of the information contained herein must make its own study and evaluation of each security it may consider purchasing, holding or selling. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

MIS, a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MIS have, prior to assignment of any rating, agreed to pay to MIS for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

Any publication into Australia of this document is by MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61003 399 657, which holds Australian Financial Services License no. 336969. This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001.

Notwithstanding the foregoing, credit ratings assigned on and after October 1, 2010 by Moody’s Japan K.K. (“MJKK”) are MJKK’s current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities. In such a case, “MIS” in the foregoing statements shall be deemed to be replaced with “MJKK”. MJKK is a wholly-owned credit rating agency subsidiary of Moody’s Group Japan G.K., which is wholly owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO.

This credit rating is an opinion as to the creditworthiness or a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be dangerous for retail investors to make any investment decision based on this credit rating. If in doubt you should contact your financial or other professional adviser.